SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 25, 2016 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02. Results of Operations and Financial Condition.

The Company also issued a press release setting forth the results for its quarter ended December 31, 2015. A copy of the press release is attached as Exhibit 99.1.

ITEM 9.01. Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated February 25, 2016: Radio One, Inc. Reports Fourth Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

/s/ Peter D. Thompson

March 01, 2016

Peter D. Thompson
Chief Financial Officer and Principal Accounting Officer

NEWS RELEASE

February 25, 2016
FOR IMMEDIATE RELEASE
Washington, DC

Contact: Peter D. Thompson, EVP and CFO
(301) 429-4638

RADIO ONE, INC. REPORTS FOURTH QUARTER RESULTS

Washington, DC: - Radio One, Inc. (NASDAQ: ROIAK and ROIA) today reported its results for the quarter ended December 31, 2015. Net revenue was approximately $109.4 million, a slight decrease of 0.3% from the same period in 2014. Station operating income[1] was approximately $41.0 million, a decrease of 3.5% from the same period in 2014. The Company reported an operating loss of approximately $11.3 million for the three months ended December 31, 2015, compared to operating income of $19.4 million for the same period in 2014. Net loss was approximately $24.3 million or $0.50 per share compared to $13.5 million or $0.28 per share, for the same period in 2014.

Alfred C. Liggins, III, Radio One's CEO and President stated, "Overall, our radio advertising revenue was down 5.2% for the final quarter of 2015. We underperformed our markets in Atlanta, Baltimore and Houston, but outperformed in Washington DC. Our audience ratings have generally shown strong growth year over year, and I anticipate that we will monetize these audience gains in 2016. While our gross cable television advertising revenues were up by 11% for the quarter, the liability incurred due to under delivery against rate card meant that overall TV advertising revenue was down by 3.5% for the quarter. This was more than offset by the 27.5% increase in cable television affiliate fees. Management remains focused on turning around underperforming radio markets and advancing our digital and cross platform sales strategies. We have had a number of significant client successes with our One Solution cross platform sales and marketing effort, and I expect that momentum to continue into 2016."

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RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS	Three Months Ended December 31, 2015	Three Months Ended December 31, 2014	Year Ended December 31, 2015	Year Ended December 31, 2014
	(unaudited)		(unaudited)	
	(in thousands, except share data)		(in thousands, except share data)	
NET REVENUE	$ 109,384	$ 109,730	$ 450,861	$ 441,387
OPERATING EXPENSES				
Programming and technical, excluding stock-based compensation	35,743	35,977	134,410	141,689
Selling, general and administrative, excluding stock-based compensation	32,631	31,253	149,444	142,317
Corporate selling, general and administrative, excluding stock-based compensation	15,327	12,516	49,167	41,800
Stock-based compensation	1,312	1,423	5,107	1,594
Depreciation and amortization	9,010	9,137	35,355	36,822
Impairment of long-lived assets	26,666	-	41,211	-
Total operating expenses	120,689	90,306	414,694	364,222
Operating (loss) income	(11,305)	19,424	36,167	77,165
INTEREST INCOME	34	192	102	366
INTEREST EXPENSE	20,418	19,342	80,038	79,810
LOSS ON RETIREMENT OF DEBT	-	-	7,091	5,679
OTHER (INCOME) EXPENSE, net	(30)	(48)	216	(32)
(Loss) income before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries	(31,659)	322	(51,076)	(7,926)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(7,853)	8,594	15,058	34,814
CONSOLIDATED NET LOSS	(23,806)	(8,272)	(66,134)	(42,740)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	543	5,179	7,888	19,930
CONSOLIDATED NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (24,349)	$ (13,451)	$ (74,022)	$ (62,670)
AMOUNTS ATTRIBUTABLE TO COMMON STOCKHOLDERS				
CONSOLIDATED NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (24,349)	$ (13,451)	$ (74,022)	$ (62,670)
Weighted average shares outstanding - basic and diluted[2]	48,220,262	47,608,038	48,027,888	47,525,726

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	Three Months Ended December 31,		Year Ended December 31,	
	2015	2014	2015	2014
PER SHARE DATA - basic and diluted:	(unaudited)		(unaudited)	
	(in thousands, except per share data)		(in thousands, except per share data)	
Consolidated net loss attributable to common stockholders (basic and diluted)	$ (0.50)	$ (0.28)	$ (1.54)	$ (1.32)
SELECTED OTHER DATA				
Station operating income [1]	$ 41,010	$ 42,500	$ 167,007	$ 157,381
Station operating income margin (% of net revenue)	37.5%	38.7%	37.0%	35.7%
Station operating income reconciliation:				
Consolidated net loss attributable to common stockholders	$ (24,349)	$ (13,451)	$ (74,022)	$ (62,670)
Add back non-station operating income items included in consolidated net loss:				
Interest income	(34)	(192)	(102)	(366)
Interest expense	20,418	19,342	80,038	79,810
(Benefit from) provision for income taxes	(7,853)	8,594	15,058	34,814
Corporate selling, general and administrative expenses	15,327	12,516	49,167	41,800
Stock-based compensation	1,312	1,423	5,107	1,594
Loss on retirement of debt	-	-	7,091	5,679
Other (income) expense, net	(30)	(48)	216	(32)
Depreciation and amortization	9,010	9,137	35,355	36,822
Noncontrolling interest in income of subsidiaries	543	5,179	7,888	19,930
Impairment of long-lived assets	26,666	-	41,211	-
Station operating income	$ 41,010	$ 42,500	$ 167,007	$ 157,381
Adjusted EBITDA[3]	$ 28,911	$ 32,833	$ 125,470	$ 121,388
Adjusted EBITDA reconciliation:				
Consolidated net loss attributable to common stockholders	$ (24,349)	$ (13,451)	$ (74,022)	$ (62,670)
Interest income	(34)	(192)	(102)	(366)
Interest expense	20,418	19,342	80,038	79,810
(Benefit from) provision for income taxes	(7,853)	8,594	15,058	34,814
Depreciation and amortization	9,010	9,137	35,355	36,822
EBITDA	$ (2,808)	$ 23,430	$ 56,327	$ 88,410
Stock-based compensation	1,312	1,423	5,107	1,594
Loss on retirement of debt	-	-	7,091	5,679
Other (income) expense, net	(30)	(48)	216	(32)
Noncontrolling interest in income of subsidiaries	543	5,179	7,888	19,930
Employment Agreement Award and incentive plan award expenses	2,461	2,368	4,884	4,606
Severance related costs*	767	481	2,746	1,201
Impairment of long-lived assets	26,666	-	41,211	-
Adjusted EBITDA	$ 28,911	$ 32,833	$ 125,470	$ 121,388

*The Company has modified the definition of Adjusted EBITDA during 2015 for the inclusion of severance related costs. All prior periods have been reclassified to conform to current period presentation.

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	December 31, 2015 (unaudited)	December 31, 2014
	(in thousands)	
SELECTED BALANCE SHEET DATA:		
Cash and cash equivalents	$ 67,376	$ 67,781
Intangible assets, net	1,042,956	1,112,443
Total assets	1,346,524	1,391,694
Total debt (including current portion, net of original issue discount and issuance costs)	1,024,337	813,444
Total liabilities	1,407,062	1,160,286
Total (deficit) equity	(71,824)	220,572
Redeemable noncontrolling interest	11,286	10,836
Noncontrolling interest	751	201,674

	Current Amount Outstanding	Applicable Interest Rate
	(in thousands)	
SELECTED LEVERAGE DATA:		
2015 Credit Facility, net of original issue discount and issuance costs of approximately $11.9 million (subject to variable rates) *(a)*	$ 336,339	5.11%
9.25% senior subordinated notes due February 2020, net of original issue discount and issuance costs of approximately $3.2 million (fixed rate)	331,796	9.25%
7.375% senior secured notes due April 2022, net of original issue discount and issuance costs of approximately $5.7 million (fixed rate)	344,330	7.375%
Comcast Note due April 2019 (fixed rate)	11,872	10.47%

(a) Subject to variable Libor plus a spread that is incorporated into the applicable interest rate set forth above.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Radio One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Radio One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Radio One’s reports on Forms 10-K, 10-Q, 8-K and other filings with the Securities and Exchange Commission (the “SEC”). Radio One does not undertake any duty to update any forward-looking statements.

Net revenue consists of gross revenue, net of local and national agency and outside sales representative commissions. Agency and outside sales representative commissions are calculated based on a stated percentage applied to gross billing.

	Three Months Ended December 31, 2015	2014	$ Change	% Change
	(Unaudited) (in thousands)			
Net Revenue:				
Radio Advertising	$ 55,755	$ 58,841	$ (3,086)	-5.2%
Political Advertising	1,172	2,270	(1,098)	-48.4%
Digital Advertising	6,451	7,124	(673)	-9.4%
Cable Television Advertising	19,202	19,891	(689)	-3.5%
Cable Television Affiliate Fees	25,334	19,864	5,470	27.5%
Event Revenues & Other	1,470	1,740	(270)	-15.5%
Net Revenue (as reported)	$ 109,384	$ 109,730	$ (346)	-0.3%

Net revenue decreased to approximately $109.4 million for the quarter ended December 31, 2015, from approximately $109.7 million for the same period in 2014. Net revenues from our radio broadcasting segment decreased 9.1% for the quarter ended December 31, 2015, from the same period in 2014, primarily from declines in our largest markets. We experienced net revenue growth in certain markets (most significantly in our Dallas and Washington D.C. markets); however, this growth was offset by declines in other markets (with our Atlanta, Baltimore, Houston, Indianapolis, and Raleigh markets experiencing the most significant declines). Reach Media's net revenues increased slightly by $162,000 or 1.3% in the fourth quarter 2015, compared to the same period in 2014. We recognized approximately $44.7 million of revenue from our cable television segment during the three months ended December 31, 2015, compared to approximately $39.9 million for the same period in 2014, the increase due primarily from an increase in affiliate revenue. Finally, net revenues for our internet segment decreased 12.1% for the three months ended December 31, 2015, compared to the same period in 2014 due primarily to a decline in alliance revenue.

Operating expenses, excluding depreciation and amortization, stock-based compensation and impairment of long-lived assets, increased to approximately $83.7 million for the quarter ended December 31, 2015, up 5.0% from the approximately $79.7 million incurred for the comparable quarter in 2014. Corporate selling, general and administrative expenses increased due primarily to higher compensation costs and bonuses for the quarter ended December 31, 2015. In addition, our cable television segment incurred higher selling, general and administrative expenses associated with marketing costs and higher employee compensation costs.

Depreciation and amortization expense decreased to approximately $9.0 million compared to approximately $9.1 million for the quarters ended December 31, 2015 and 2014, respectively, a decrease of 1.4%. The decrease was due to the completion of useful lives for certain assets.

Impairment of long-lived assets for the quarter ended December 31, 2015 was approximately $26.7 million. Our annual 2015 impairment testing resulted in a non-cash impairment charge of approximately $3.1 million related to goodwill in our Cincinnati market as well as a non-cash impairment charge of approximately $23.6 million associated with several of our radio broadcasting licenses.

Interest expense increased to approximately $20.4 million for the quarter ended December 31, 2015, compared to approximately $19.3 million for the same period in 2014. On April 17, 2015, the Company's 2011 Credit Agreement, as amended, and TV One notes were paid off, with balances of $367.6 million and $119.0 million, respectively. The payoffs were achieved by the Company entering into its new $350.0 million 2015 Credit Facility, issuing the 2022 Notes in an aggregate principal amount of $350.0 million and the Comcast Note in the aggregate principal amount of approximately $11.9 million. The Company made cash interest payments of approximately $17.7 million on all outstanding instruments for the quarter ended December 31, 2015, compared to cash interest payments of approximately $10.4 million on all outstanding instruments for the quarter ended December 31, 2014.

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The benefit from income taxes for the quarter ended December 31, 2015, was approximately $7.9 million compared to a provision for income taxes of approximately $8.6 million for the comparable period in 2014. The decrease was due to the impairment of long-lived intangible assets that reduced the deferred tax liabilities and related deferred tax expense for 2015. The Company paid $12,000 and $15,000 in taxes for the quarters ended December 31, 2015 and 2014, respectively.

The decrease in noncontrolling interests in income of subsidiaries is due primarily to our increased ownership percentage of TV One.

Other pertinent financial information includes capital expenditures of approximately $1.5 million and $1.3 million for the quarters ended December 31, 2015 and 2014, respectively. As of December 31, 2015, the Company had total debt (net of cash balances, original issue discount and issuance costs) of approximately $957.0 million. During the year ended December 31, 2015, the Company repurchased 345,293 shares of Class D common stock, granted to certain employees, in the amount of approximately $1.4 million. The Company, as part of its 2009 stock plan, is authorized to purchase shares of Class D common stock to satisfy employee’s tax obligations in connection with the vesting of share grants under the plan. There were no stock repurchases made during the three month period ended December 31, 2015, or during the three months or year ended December 31, 2014.

Supplemental Financial Information:

For comparative purposes, the following more detailed, unaudited statements of operations for the three months and year ended December 31, 2015 and 2014 are included.

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	Three Months Ended December 31, 2015 (in thousands, unaudited)					
	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 109,384	$ 48,303	$ 12,271	$ 5,415	$ 44,725	$ (1,330)
OPERATING EXPENSES:						
Programming and technical	35,743	10,161	5,981	1,618	19,020	(1,037)
Selling, general and administrative	32,631	19,209	2,583	3,719	8,032	(912)
Corporate selling, general and administrative	15,327	-	1,179	-	2,732	11,416
Stock-based compensation	1,312	88	-	20	-	1,204
Depreciation and amortization	9,010	1,440	48	438	6,553	531
Impairment of long-lived assets	26,666	26,666	-	-	-	-
Total operating expenses	120,689	57,564	9,791	5,795	36,337	11,202
Operating (loss) income	(11,305)	(9,261)	2,480	(380)	8,388	(12,532)
INTEREST INCOME	34	-	-	-	-	34
INTEREST EXPENSE	20,418	321	-	-	1,919	18,178
OTHER (INCOME) EXPENSE, net	(30)	16	-	-	-	(46)
(Loss) income before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries	(31,659)	(9,598)	2,480	(380)	6,469	(30,630)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(7,853)	(8,085)	200	-	32	-
CONSOLIDATED NET (LOSS) INCOME	(23,806)	(1,513)	2,280	(380)	6,437	(30,630)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	543	-	-	-	-	543
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (24,349)	$ (1,513)	$ 2,280	$ (380)	$ 6,437	$ (31,173)
Adjusted EBITDA[3]	$ 28,911	$ 19,264	$ 2,726	$ 145	$ 15,328	$ (8,552)

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	Three Months Ended December 31, 2014 (in thousands, unaudited)					
	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 109,730	$ 53,131	$ 12,109	$ 6,162	$ 39,920	$ (1,592)
OPERATING EXPENSES:						
Programming and technical	35,977	10,299	7,681	1,653	17,971	(1,627)
Selling, general and administrative	31,253	19,248	1,679	3,907	7,047	(628)
Corporate selling, general and administrative	12,516	-	1,261	-	2,298	8,957
Stock-based compensation	1,423	102	-	20	-	1,301
Depreciation and amortization	9,137	1,207	285	591	6,518	536
Total operating expenses	90,306	30,856	10,906	6,171	33,834	8,539
Operating income (loss)	19,424	22,275	1,203	(9)	6,086	(10,131)
INTEREST INCOME	192	-	-	-	35	157
INTEREST EXPENSE	19,342	255	-	-	3,039	16,048
OTHER INCOME, net	(48)	(19)	-	-	-	(29)
Income (loss) before provision for (benefit from) income taxes and noncontrolling interest in income of subsidiaries	322	22,039	1,203	(9)	3,082	(25,993)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	8,594	10,728	(2,134)	-	-	-
CONSOLIDATED NET (LOSS) INCOME	(8,272)	11,311	3,337	(9)	3,082	(25,993)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	5,179	-	-	-	-	5,179
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (13,451)	$ 11,311	$ 3,337	$ (9)	$ 3,082	$ (31,172)
Adjusted EBITDA[3]	$ 32,833	$ 24,042	$ 1,488	$ 614	$ 12,716	$ (6,027)

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	Year Ended December 31, 2015 (in thousands, unaudited)					
	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 450,861	$ 197,396	$ 54,779	$ 21,177	$ 183,623	$ (6,114)
OPERATING EXPENSES:						
Programming and technical	134,410	40,806	22,981	7,873	67,290	(4,540)
Selling, general and administrative	149,444	83,654	18,493	13,754	37,595	(4,052)
Corporate selling, general and administrative	49,167	-	4,310	-	12,247	32,610
Stock-based compensation	5,107	295	-	72	-	4,740
Depreciation and amortization	35,355	4,910	185	1,997	26,152	2,111
Impairment of long-lived assets	41,211	26,666	-	14,545	-	-
Total operating expenses	414,694	156,331	45,969	38,241	143,284	30,869
Operating income (loss)	36,167	41,065	8,810	(17,064)	40,339	(36,983)
INTEREST INCOME	102	-	-	-	(93)	195
INTEREST EXPENSE	80,038	1,236	-	-	9,131	69,671
LOSS ON RETIREMENT OF DEBT	7,091	-	-	-	-	7,091
OTHER EXPENSE, net	216	69	-	-	92	55
(Loss) income before provision for income taxes and noncontrolling interest in income of subsidiaries	(51,076)	39,760	8,810	(17,064)	31,023	(113,605)
PROVISION FOR INCOME TAXES	15,058	14,711	315	-	32	-
CONSOLIDATED NET (LOSS) INCOME	(66,134)	25,049	8,495	(17,064)	30,991	(113,605)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	7,888	-	-	-	-	7,888
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (74,022)	$ 25,049	$ 8,495	$ (17,064)	$ 30,991	$ (121,493)
Adjusted EBITDA[3]	$ 125,470	$ 74,104	$ 9,196	$ (307)	$ 67,376	$ (24,899)

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	Year Ended December 31, 2014 (in thousands, unaudited)					
	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 441,387	$ 213,037	$ 52,543	$ 24,337	$ 157,086	$ (5,616)
OPERATING EXPENSES:						
Programming and technical	141,689	43,057	31,581	8,602	64,282	(5,833)
Selling, general and administrative	142,317	83,667	14,441	14,376	32,098	(2,265)
Corporate selling, general and administrative	41,800	-	4,827	-	7,830	29,143
Stock-based compensation	1,594	118	-	20	-	1,456
Depreciation and amortization	36,822	5,039	1,146	2,422	26,115	2,100
Total operating expenses	364,222	131,881	51,995	25,420	130,325	24,601
Operating income (loss)	77,165	81,156	548	(1,083)	26,761	(30,217)
INTEREST INCOME	366	-	-	-	75	291
INTEREST EXPENSE	79,810	1,115	-	-	12,156	66,539
LOSS ON RETIREMENT OF DEBT	5,679	-	-	-	-	5,679
OTHER (INCOME) EXPENSE, net	(32)	(20)	-	1	96	(109)
(Loss) income before provision for (benefit from) income taxes and noncontrolling interest in income of subsidiaries	(7,926)	80,061	548	(1,084)	14,584	(102,035)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	34,814	36,903	(2,089)	-	-	-
CONSOLIDATED NET (LOSS) INCOME	(42,740)	43,158	2,637	(1,084)	14,584	(102,035)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	19,930	-	-	-	-	19,930
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (62,670)	$ 43,158	$ 2,637	$ (1,084)	$ 14,584	$ (121,965)
Adjusted EBITDA[3]	$ 121,388	$ 87,431	$ 1,694	$ 1,403	$ 53,176	$ (22,316)

Radio One, Inc. will hold a conference call to discuss its results for fourth quarter of 2015, as well as full year 2015. The conference call is scheduled for Thursday, February 25, 2016 at 10:00 a.m. EST. To participate on this call, U.S. callers may dial toll-free 1-800-230-1059; international callers may dial direct (+1) 612-234-9960.

A replay of the conference call will be available from 12:00 p.m. EST February 25, 2016 until 11:59 p.m. EST February 27, 2016. Callers may access the replay by calling 1-800-475-6701; international callers may dial direct (+1) 320-365-3844. The replay Access Code is 384389. Access to live audio and a replay of the conference call will also be available on Radio One's corporate website at www.radio-one.com. The replay will be made available on the website for seven days after the call.

Radio One, Inc. (radio-one.com), together with its subsidiaries, is a diversified media company that primarily targets African-American and urban consumers. It is one of the nation's largest radio broadcasting companies, currently owning and/or operating 56 stations in 16 urban markets in the United States. Through its controlling interest in **Reach Media, Inc**. (blackamericaweb.com), the Company also operates syndicated programming including the *Tom Joyner Morning Show*, the *Russ Parr Morning Show*, the *Yolanda Adams Morning Show*, the *Rickey Smiley Morning Show*, the *DL Hughley Show*, Bishop T.D. Jakes' *Empowering Moments*, and the *Reverend Al Sharpton Show*.

Beyond its core radio broadcasting franchise, Radio One owns **Interactive One** (interactiveone.com), the fastest growing and definitive digital resource for Black and Latin Americans, reaching millions each month through social content, news, information, and entertainment. Interactive One operates a number of branded sites including News One (news), The Urban Daily (men), Hello Beautiful (women), Global Grind (Millennials) and social networking websites such as BlackPlanet and MiGente. The Company also owns **TV One, LLC** (tvone.tv), a cable/satellite network programming serving more than 57 million households, offering a broad range of real-life and entertainment-focused original programming, classic series, movies and music designed to entertain, inform and inspire a diverse audience of adult Black viewers. Additionally, **One Solution** combines the dynamics of the Radio One’s holdings to provide brands with an integrated and effectively engaging marketing approach that reaches 82% of Black Americans throughout the country.

Notes:

1 “Station operating income” consists of net loss before depreciation and amortization, corporate expenses, stock-based compensation, income taxes, noncontrolling interest in income (loss) of subsidiaries, interest expense, impairment of long-lived assets, other (income) expense, loss (gain) on retirement of debt, (income) loss from discontinued operations, net of tax, and interest income. Station operating income is not a measure of financial performance under generally accepted accounting principles. Nevertheless station operating income is a significant basis used by our management to measure the operating performance of our stations within the various markets because station operating income provides helpful information about our results of operations apart from expenses associated with our fixed assets and long-lived intangible assets, income taxes, investments, debt financings and retirements, overhead, stock-based compensation, impairment charges, and asset sales. Our measure of station operating income may not be comparable to similarly titled measures of other companies as our definition includes the results of all four segments (Radio Broadcasting, Reach Media, Internet and Cable Television). Station operating income does not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. A reconciliation of net income (loss) to station operating income has been provided in this release.

2 For the three months ended December 31, 2015 and 2014, Radio One had 48,220,262 and 47,608,038 shares of common stock outstanding on a weighted average basis (basic and fully diluted), for outstanding stock options, respectively. For the year ended December 31, 2015 and 2014, Radio One had 48,027,888 and 47,525,726 shares of common stock outstanding on a weighted average basis (basic and fully diluted), for outstanding stock options, respectively.

3 “Adjusted EBITDA” consists of net loss plus (1) depreciation, amortization, income taxes, interest expense, noncontrolling interest in income of subsidiaries, impairment of long-lived assets, stock-based compensation, loss on retirement of debt, Employment Agreement and incentive plan award expenses, severance related costs, less (2) other income and interest income. Net income before interest income, interest expense, income taxes, depreciation and amortization is commonly referred to in our business as “EBITDA.” Adjusted EBITDA and EBITDA are not measures of financial performance under generally accepted accounting principles. However, we believe Adjusted EBITDA is often a useful measure of a company’s operating performance and is a significant basis used by our management to measure the operating performance of our business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our acquisitions and debt financing, our taxes, impairment charges, gain on retirements of debt, and any discontinued operations. Accordingly, we believe that Adjusted EBITDA provides useful information about the operating performance of our business, apart from the expenses associated with our fixed assets and long-lived intangible assets, capital structure or the results of our affiliated company. Adjusted EBITDA is frequently used as one of the bases for comparing businesses in our industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, including, but not limited to the fact that our definition includes the results of all four segments (Radio Broadcasting, Reach Media, Internet and Cable Television). Adjusted EBITDA and EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of our performance. A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA has been provided in this release.